UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 2020

Commission File Number: 001-38333

ESTRE AMBIENTAL, INC.

4509, Avenida Brigadeiro Faria Lima, 8th Floor

Vila Olímpia, São Paulo 04538-133—SP Brazil

+55 11 2124 3100

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 3, 2020, Estre Ambiental, Inc. (the “Company”) announced that its ordinary shares and warrants will be voluntarily delisted from the Nasdaq Global Market of The NASDAQ Stock Market LLC with effect from open of business on February 3, 2020, and that the Company will file a Form 15 with the U.S. Securities and Exchange Commission on February 3, 2020 to thereby cease to report under the Securities Exchange Act of 1934, as amended. The Company incorporates herein by reference a copy of the press release dated February 3, 2020 (attached hereto as Exhibit 99.1).

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press Release entitled “Estre Ambiental Announces the Voluntarily Delisting from the Nasdaq Global Market and Ceasing to be an SEC Reporting Company” dated February 3, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2020

ESTRE AMBIENTAL, INC.

By:	/s/ Julio Cesar de Sal Volotao
Julio Cesar de Sal Volotao
Interim Chief Executive Officer and General Counsel